FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*
                  David Nierenberg
                  The D3 Family Fund
                  19605 NE 8th St.
                  Camas, WA  98607

2.   Issuer Name and Ticker or Trading Symbol
                  GARDEN FRESH RESTAURANT  (LTUS)

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.   Statement for Month/Year
                  3/21/03

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  / /      Officer (give title below)
                  /X/      10% Owner
                  / /      Other (specify below) N/A
                                   ___________________

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Reporting Person

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)
                  All     3/21/03

3.   Transaction Code (Instr. 8)
                  All     J

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       Date         Amount(Shares)      (A) or (D)     Price per share
       ---------    --------------      ----------     ---------------
 i.     3/21/03        272,948               D
 vii.   3/21/03          6,200               D
 viii.  3/21/03        239,830               A
 ix.    3/21/03         33,118               A
 ix.    3/21/03          6,200               A


5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
                      973,375 (1)  (16.8%)

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
     i.         D      587,252 by The D3 Family Fund, L.P.
     ii.        I      34,100 by Haredale, Ltd.
                         P.O. Box N-4465, Nassau, New Providence,
                         The Bahamas.
     iii.       I      4,900 by James Henry Hildebrandt
                         c/o Bain & Company, Tenth Floor, One Pacific Place,
                         88 Queensway,
                         Hong Kong.
     iv.        I      2,700 by Toxford Corporation
                         P.O. Box 3048, St. Andrews House, Le Bordage,
                         St. Peter Port,
                         Guernsey, Channel Islands, British Isles.
     v.         I      5,300 by Florence Cies
                         3300 Narvaez, #26, San Jose, California  95136
     vi.        I      59,975 by The Nierenberg Family 1993 Trust.
                         David & Patricia Nierenberg Trustees.
                         19605 NE 8th Street
                         Camas, WA  98607
     vii.       I      0 by The David and Patricia Nierenberg 1993
                       Irrevocable Trust
                         Lawrence K. Orr, Trinity Ventures, 3000 Sand Hill Rd., Bldg. 4, Suite 160, Menlo Park, CA 94025.
     viii.      D:     239,830 by The D3 Family Retirement Fund, LP
     ix.        D:      39,318 by The D3 Children's Fund, LP

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
                  Mr. Nierenberg has sole voting and dispositive power over the shares listed.
----------
(1) Each of these transactions represents a change in the form of ownership of the issuer's securities by the reporting person and not an acquisition or sale of any shares of the issuer for value. In prior reports, the reporting person reported beneficial ownership of 860,200 shares held by The D3 Family Fund, LP. The D3 Family Fund LP distributed pro rata to certain limited partners a total of 272,948 shares of the issuer. These limited partners of The D3 Family Fund then contributed their distributed shares of the issuer to The D3 Family Retirement Fund, LP and The D3 Children's Fund, LP in the amounts of 239,830 and 33,118 shares, respectively. In prior reports, the reporting person reported beneficial ownership of 6,200 shares of the issuer held by The David and Patricia Nierenberg 1993 Irrevocable Trust (the "Trust"). The Trust contributed its 6,200 shares of the issuer to The D3 Children's Fund, LP of which it is now a limited partner.

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
                  Stock option for non-employee directors.

2.   Conversion or Exercise Price of Derivative Security
                  N/A

3.   Transaction Date (Month/Day/Year)
                  N/A

4.   Transaction Code (Instr. 8)
                  N/A

5.   Number of Derivative Securities Acquired (A) or Disposed of (D)
                  N/A

6.   Date Exercisable and Expiration Date (Month/Day/Year)
                  N/A

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Common shares

8.   Price of Derivative Security (Instr. 5)
                  $6.78 - $11.28 per share

9.   Number of Derivative Securities Beneficially Owned at End of Month
          (Instr. 4)
                  17,500

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
          (Instr. 4)
                  D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
                  N/A

Explanation of Responses:
                  N/A




                         /s/ DAVID NIERENBERG                            3/24/03
                         ----------------------------------------       -------
                         ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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